[CHEVRON LOGO]	Christopher A. Butner Assistant Corporate Secretary- Corporate Governance—Legal	Corporate Goverance 6001 Bollinger Canyon Road San Ramon, Ca 94583 Tel 925 842 2796 Fax 925 842 2846 cbutner@chevron.com
September 4, 2007

By Electronic Transmission

Melissa Campbell Duru
Attorney Advisor
Mail Stop 7010
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Chevron Corporation Definitive Proxy Statement on Schedule 14A (“2007 Proxy Statement”) Filed March 19, 2007 File No. 001-00368
Dear Ms. Duru:

In your letter dated August 21, 2007, you provided comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on the 2007 Proxy Statement of Chevron Corporation and requested a response by September 21, 2007. This letter confirms that the response date has been extended to November 15, 2007. Thank you for your consideration, and please contact me at (925) 842-2796 if you have any questions.
Very truly yours,

/s/ Christopher A. Butner